UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38324

CASA SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

100 Old River Road

Andover, Massachusetts 01810

(978) 688-6706

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*

As previously disclosed, on April 3, 2024, Casa Systems, Inc. commenced voluntary proceedings under chapter 11 of the United States Bankruptcy Code (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the District of Delaware. As previously disclosed, on June 5, 2024, the Court entered its order (the “Confirmation Order”) confirming the Third Amended Joint Plan of Liquidation of Casa Systems, Inc. and its Debtor Affiliates (the “Plan”). On June 7, 2024 (the “Effective Date”), the Plan became effective pursuant to its terms. Pursuant to the Plan, all equity interests in the Company were cancelled as of the Effective Date and shall be of no further force and effect, whether surrendered for cancellation or otherwise.

Pursuant to the requirements of the Securities Exchange Act of 1934, Casa Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 7, 2024	By:	/s/ Edward Durkin
Edward Durkin
Chief Financial Officer